UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: June 28, 2024

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 28, 2024 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that, on June 27, 2024 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2024. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statements of Financial Position

		(In millions)
	At March 31, 2023	At March 31, 2024
Assets:
Cash and deposits with banks	¥76,465,511	¥78,750,443
Call loans and bills bought	5,684,812	5,336,280
Reverse repurchase agreements and cash collateral on securities borrowed	11,024,084	14,148,667
Trading assets	4,585,915	6,512,061
Derivative financial instruments	8,649,947	9,909,272
Financial assets at fair value through profit or loss	1,488,239	2,376,129
Investment securities	27,595,598	30,149,837
Loans and advances	111,891,134	121,716,465
Investments in associates and joint ventures	1,141,250	1,552,645
Property, plant and equipment	1,832,241	1,347,093
Intangible assets	905,028	1,025,548
Other assets	6,167,202	8,327,942
Current tax assets	190,267	61,175
Deferred tax assets	65,810	58,080

Total assets	¥257,687,038	¥281,271,637

Liabilities:
Deposits	¥172,927,810	¥182,097,319
Call money and bills sold	2,569,056	3,138,049
Repurchase agreements and cash collateral on securities lent	17,786,026	20,166,958
Trading liabilities	3,291,089	4,924,490
Derivative financial instruments	10,496,855	11,877,473
Financial liabilities designated at fair value through profit or loss	414,106	498,284
Borrowings	15,371,801	16,107,158
Debt securities in issue	11,984,994	14,075,084
Provisions	247,344	231,319
Other liabilities	8,703,413	11,025,782
Current tax liabilities	41,649	170,284
Deferred tax liabilities	315,930	680,339

Total liabilities	244,150,073	264,992,539

Equity:
Capital stock	2,342,537	2,344,038
Capital surplus	645,774	663,265
Retained earnings	7,199,479	7,769,222
Treasury stock	(151,799)	(167,671)

Equity excluding other reserves	10,035,991	10,608,854
Other reserves	2,629,000	4,070,834

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	12,664,991	14,679,688
Non-controlling interests	106,172	137,066
Equity attributable to other equity instruments holders	765,802	1,462,344

Total equity	13,536,965	16,279,098

Total equity and liabilities	¥257,687,038	¥281,271,637

Consolidated Income Statements

	(In millions, except per share data)
	For the fiscal year ended March 31,

	2023	2024

Interest income	¥3,696,076	¥5,944,398

Interest expense	1,941,006	4,053,635

Net interest income	1,755,070	1,890,763

Fee and commission income	1,262,734	1,469,847

Fee and commission expense	222,920	233,715

Net fee and commission income	1,039,814	1,236,132

Net trading income	626,043	349,520

Net income from financial assets and liabilities at fair value through profit or loss	173,311	323,217

Net investment income	15,611	29,844

Other income	180,827	119,597

Total operating income	3,790,676	3,949,073

Impairment charges on financial assets	148,464	205,096

Net operating income	3,642,212	3,743,977

General and administrative expenses	1,965,417	2,229,701

Other expenses	502,347	466,857

Operating expenses	2,467,764	2,696,558

Share of post-tax profit of associates and joint ventures	87,428	160,370

Profit before tax	1,261,876	1,207,789

Income tax expense	326,027	312,039

Net profit	¥935,849	¥895,750

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥911,831	¥873,346

Non-controlling interests	12,708	8,641

Other equity instruments holders	11,310	13,763

Earnings per share:

Basic	¥668.12	¥657.13

Diluted	667.89	656.94

Consolidated Statements of Comprehensive Income

	(In millions)
	For the fiscal year ended March 31,

	2023	2024

Net profit	¥935,849	¥895,750

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	7,417	50,358

Equity instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	77,223	1,646,992

Own credit on financial liabilities designated at fair value through profit or loss:

Gains (losses) arising during the period, before tax	12,847	(11,900)

Share of other comprehensive income (loss) of associates and joint ventures	(245)	(14)

Income tax relating to items that will not be reclassified	(29,387)	(510,012)

Total items that will not be reclassified to profit or loss, net of tax	67,855	1,175,424

Items that may be reclassified subsequently to profit or loss:

Debt instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	(341,532)	(140,412)

Reclassification adjustments for (gains) losses included in net profit, before tax	94,803	110,509

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	304,252	528,441

Reclassification adjustments for (gains) losses included in net profit, before tax	5,385	(11,258)

Share of other comprehensive income (loss) of associates and joint ventures	30,660	13,210

Income tax relating to items that may be reclassified	76,369	9,226

Total items that may be reclassified subsequently to profit or loss, net of tax	169,937	509,716

Other comprehensive income, net of tax	237,792	1,685,140

Total comprehensive income	¥1,173,641	¥2,580,890

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,149,318	¥2,555,100

Non-controlling interests	13,013	12,027

Other equity instruments holders	11,310	13,763

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2024

	Total equity	Net profit

IFRS	¥ 16,279.1	¥ 895.8

Differences arising from different accounting for:

1. Scope of consolidation	93.6	(7.4)

2. Derivative financial instruments	(520.0)	111.6

3. Investment securities	(490.0)	43.4

4. Loans and advances	434.8	(2.4)

5. Investments in associates and joint ventures	239.2	20.2

6. Property, plant and equipment	(4.8)	(22.7)

7. Lease accounting	5.0	1.9

8. Defined benefit plans	370.1	53.8

9. Deferred tax assets	(70.8)	(6.6)

10. Foreign currency translation	-	32.2

11. Classification of equity and liability	(1,473.8)	(18.9)

Others	(101.0)	(77.2)

Tax effect of the above	38.6	(55.0)

Japanese GAAP	¥ 14,800.0	¥ 968.7

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 27, 2024 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the Group consolidates an entity when it “controls” the entity. In general, the Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the Group indicates that the entities are controlled by the Group. Therefore, certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The Group applies hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations the Group applies under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under Japanese GAAP, stocks and financial instruments similar to stocks that are not traded in an active market, such as unlisted stocks, are measured at cost if they are classified as available-for-sale, whereas, under IFRS, those are measured at fair values determined by using valuation techniques.

(Changes in fair value of investment securities)

•

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, the Group made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss.

•

Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using historical loss experience based on historical results according to the obligor grade, adding forward looking information as appropriate. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

•

Under IFRS, measurement of expected credit losses (“ECL”) depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase in credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise, an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL are measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions.

(Loan origination fees and costs)

•

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.